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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lionbridge Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

536252 10 9

(CUSIP Number)

Scott L. Spitzer, Esq.
Bowne & Co., Inc.
345 Hudson Street
New York, NY 10014
(212) 924-5500

with copies to:
Mark L. Mandel, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 536252 10 9

1.	Name of Reporting Person: Bowne & Co., Inc.		I.R.S. Identification Nos. of above persons (entities only): IRS I.D. 13-2618477

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,400,000(1)

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 9,400,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,400,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 16.5%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Excludes 2,693,395 shares that are owned by Rory J. Cowan (“Cowan”), the President and Chief Executive Officer of the Issuer, which, under certain circumstances, Cowan has agreed to vote or cause to be voted in favor of one nominee of Bowne & Co., Inc. (“Bowne”) to the Board of Directors of Lionbridge Technologies, Inc. subject to the terms and conditions of a Voting Agreement, dated as of September 1, 2005, between Bowne and Cowan (the “Voting Agreement”) described in Item 4(d) below. The Voting Agreement also covers 1,125,000 shares underlying vested and unvested options and 171,889 non-voting stock units with restrictions that lapse in August 2007, 2008 and 2009, as well as other shares acquired by Cowan in the future.

Item 1. Security and Issuer
     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (“Issuer Common Stock”), of Lionbridge Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1050 Winter Street, Suite 2300, Waltham, Massachusetts 02451.
Item 2. Identity and Background
     (a) This statement on Schedule 13D is being filed by Bowne & Co., Inc., a Delaware corporation (“Bowne”).
     (b) The address of the principal office and principal business of Bowne is 345 Hudson Street, New York, New York 10014.
     (c) Bowne is a global leader in providing high-value solutions that empower its clients’ communications. The company provides financial printing, digital printing and electronic delivery of personalized communications. Schedule A lists the executive officers and directors of Bowne and contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.
     (d) During the past five years, neither Bowne nor, to Bowne’s knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, neither Bowne nor, to Bowne’s knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Bowne is a Delaware Corporation. To Bowne’s knowledge, each natural person listed in Schedule A to this statement is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     On June 27, 2005, Bowne, Bowne of New York City, L.L.C., a wholly owned subsidiary of Bowne (“Bowne New York”), BGS Companies, Inc. (“BGS”), a Delaware corporation and an indirect wholly owned subsidiary of Bowne, the Issuer and GGS Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the “Acquisition Vehicle”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Closing of the transactions contemplated by the Merger Agreement (the “Closing”) was subject to satisfaction of a number of conditions.
     Following the satisfaction of all the conditions to the Closing, on September 1, 2005 (the “Closing Date”) BGS merged with the Acquisition Vehicle (the “Merger”). At the effective time of the Merger, each share of common stock of BGS was converted into the right to receive a portion of merger consideration. Upon the Closing, Bowne received merger consideration of approximately $193 million, consisting of $130 million in cash and 9,400,000 shares of Issuer Common Stock (the “Shares”). Bowne was also granted one seat on the Issuer’s board of directors.
     In connection with the Merger Agreement, (i) Bowne entered into a Shareholder Agreement, dated as of September 1, 2005, with the Issuer (the “Shareholder Agreement”), and (ii) Bowne entered into the Voting Agreement.
     This statement on Schedule 13D relates to the Shares received by Bowne at the Closing.
     References to and descriptions of the Merger Agreement in this Item 3 are qualified in their entirety by reference to the text of the Merger Agreement included as Exhibit 1, which is incorporated herein in its entirety by reference.
Item 4. Purpose of Transaction
     (a) – (b) As described in Item 3 above, Bowne received the Shares in exchange for shares of capital stock of BGS held by Bowne and Bowne New York, pursuant to the Merger Agreement and in connection with the merger of the Acquisition Vehicle with and into BGS in a merger in accordance with the relevant provisions of the Delaware General Corporation Law.
     Bowne intends to review its investment in the Issuer on a continuing basis. Bowne reserves the right, subject, among other things, to the Shareholder Agreement (as further described in Item 6), (i) to dispose of some or all of its holdings of Shares in the open market or in privately negotiated transactions or otherwise and/or (ii) to enter into agreements and transactions with third parties, whether through exchanges or over the counter, for the purpose of hedging some or all of the value of Bowne’s investment in the Shares. Any such actions and their timing will depend upon, among other things, Bowne’s continuing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; economic or market conditions; the attitudes and actions of the management and board of directors of the Issuer; the availability of financing; the availability and nature of opportunities to dispose of, or hedge the value of, the Shares; Bowne’s other plans and requirements; and other future developments. Bowne has no present plans to increase its ownership position in the Issuer.
     (c) Not applicable.
     (d) Pursuant to the Merger Agreement and the Shareholder Agreement, effective as of the Closing, the Issuer appointed Philip E. Kucera, the Chairman and Chief Executive Officer of Bowne, to its board of directors (the “Board”) as a member of the class of directors whose term will expire at the annual meeting of stockholders to be held in 2008. As a result, effective as of the Closing, the size of the Board was increased from six to seven members. Pursuant to the Shareholder Agreement, so long as Bowne beneficially owns 50% or more of the Shares, at the termination of the term of Philip E. Kucera, or at the termination of the term of any subsequent designee of Bowne appointed pursuant to the provisions thereof described in the next paragraph, or upon the cessation to serve as a director as a result of the death, disability, incapacity, retirement, resignation, disqualification, removal or otherwise of Philip E. Kucera or any such subsequent designee of Bowne, Bowne will have the right to designate one representative, who is reasonably acceptable to the Issuer, to serve as a director of the Issuer.
     Pursuant to the Shareholder Agreement, if prior to the expiration of the term of Philip E. Kucera or any subsequent designee of Bowne, Philip E. Kucera or such subsequent designee of Bowne is no longer a director of the Issuer as a result of death, disability, incapacity, retirement, resignation, disqualification, removal or otherwise, then subject to the limitations set forth in the preceding paragraph, to the extent permissible under applicable law, the Issuer has agreed that it shall appoint a person designated by Bowne in accordance with the preceding paragraph as a director in the same class of the Board as his or her predecessor (or if it is not permissible under applicable law to appoint a director to such class, then to another class, or if more than one class is permissible, to the class of the Board with the longest term outstanding), provided, however, that if such appointment is not permissible under applicable law (i) the Board shall recommend such designee for election to the Board and such recommendation shall be included in any proxy statement, and (ii) the Issuer shall use its best efforts, to the extent commercially reasonable, to solicit from the stockholders of the Issuer eligible to vote for the election of directors at the subsequent annual meeting of the Issuer’s stockholders proxies in favor of such designee.
     Pursuant to the Voting Agreement, Cowan has agreed, so long as Bowne is entitled to nominate a director to the Board in accordance with the provisions of the Shareholder Agreement described in the two preceding paragraphs, to vote or cause to be voted all of the shares of Issuer Common Stock owned by him or acquired by him in the future in favor of Bowne’s Board designee at any meeting of stockholders of the Issuer or action by written consent in lieu thereof. Based on information provided to Bowne by Cowan, Cowan owns 2,693,395 shares of Issuer Common Stock, vested and unvested options to purchase 1,125,000 shares of Issuer Common Stock and 171,889 non-voting stock units with restrictions that lapse in August 2007, 2008 and 2009.
     (e) Other than the issuance of the Shares, not applicable.
     (f) Not applicable.
     (g) Not applicable.
     (h) Not applicable.
     (i) Not applicable.
     (j) Other than as described above, Bowne currently has no plans or proposals and knows of no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D (although Bowne reserves the right, subject to, among other things, the Shareholder Agreement, to develop such plans or proposals).
     References to and descriptions of the Merger Agreement, the Shareholder Agreement and the Voting Agreement in this Item 3 are qualified in their entirety by reference to the text of the Merger Agreement, the Shareholder Agreement and the Voting Agreement

included as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, each of which is incorporated herein in its entirety by reference.
Item 5. Interest in Securities of Lionbridge
     (a) – (b) At the Closing, Bowne obtained direct ownership of 9,400,000 shares of Issuer Common Stock, representing approximately 16.5% of the 57,086,294 shares of Issuer Common Stock outstanding (as calculated by adding 9,400,000 shares to the 47,686,294 shares of Issuer Common Stock disclosed as outstanding as of July 31, 2005 in the Form 10-Q of the Issuer filed on August 5, 2005). Subject to the Shareholder Agreement (as further described in Item 6), Bowne will have power to vote or direct the vote of, and to dispose or direct the disposition of, all of such shares of Issuer Common Stock.
     Pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent a “group” is deemed to exist by virtue of the Voting Agreement, Bowne would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by Cowan. Accordingly, Bowne would be deemed to beneficially own, directly and indirectly, an aggregate of 12,093,395 shares of Issuer Common Stock, or approximately 21.2% of the shares of Issuer Common Stock outstanding (calculated as above). Bowne hereby disclaims beneficial ownership of the shares of Issuer Common Stock owned by Cowan.
     Except as set forth in this statement, (i) Bowne does not beneficially own any shares of Issuer Common Stock nor has any contract, agreement, arrangement, understanding or intention to purchase or acquire any shares of Issuer Common Stock and (ii) to the best of Bowne’s knowledge, none of the persons listed in Schedule A beneficially owns or has any contract, agreement, arrangement, understanding or intention to purchase or acquire any shares of Issuer Common Stock.
     (c) Neither Bowne, nor to the best of Bowne’s knowledge, any of the persons listed on Schedule A, has effected any transaction in Issuer Common Stock during the past sixty (60) days, other than as described in Item 3.
     (d) All dividends received on the Shares described in this Schedule 13D and proceeds from the sale thereof will be received by Bowne for its benefit and the benefit of its stockholders.
     (e) Not applicable.
Item 6. Contracts, Agreements, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Under the Shareholder Agreement, Bowne and the Issuer agreed, among other things and subject to certain additional terms, conditions and exclusions set forth therein, as follows:
     (i) Upon the request of Bowne, the Issuer will file a registration statement (“Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), as to the number of Shares (or any shares of Issuer Common Stock and any securities of the Issuer issued or issuable in respect of such Shares as the result of adjustments to be made upon the happening of certain events) (collectively,

“Registrable Securities”) specified in such request (a “Demand Registration”); provided, however, that: (A) the Issuer is not required to file a Registration Statement prior to such time as all financial statements required under the Securities Act to be included therein are available and all required accountants’ consents have been obtained; (B) the Issuer is not required to file a Registration Statement with respect to more than 80% of the Shares prior to the first anniversary of the Closing Date; (C) the Issuer is not required to file more than three Registration Statements; (D) Bowne may not make more than one request for a Demand Registration in any twelve (12) month period; (E) the Issuer is not required to file a Registration Statement with respect to less than the lesser of (1) 20% of the Shares or (2) Shares having a value, based on the average closing price of Issuer Common Stock for the thirty (30) day period prior to the date of such request for a Demand Registration, of not less than $20,000,000; (F) any sales of Registrable Securities, other than pursuant to a Demand Registration for an underwritten public offering thereof (an “Underwritten Registration”), are subject to the limitation described in the second paragraph of (iii) below; (G) the Issuer is not required to effect a Demand Registration if within ten (10) days after receipt of a request therefor, the Issuer provides written notice of its bona fide intention to file within sixty (60) days a registration statement for an underwritten public offering of securities for its own account; and (H) the Issuer is not required to effect a Demand Registration during the period from the date of filing of, and ending ninety (90) days after the effective date of, any registration statement for an underwritten public offering of securities for the account of the Issuer.
     The Issuer’s right to block or defer a Demand Registration pursuant to the registration rights provisions of the Shareholder Agreement may be exercised only once in any twelve (12) month period. During any period that a Demand Registration is blocked or deferred in accordance with the provisions described in the preceding paragraph, the Issuer may not file a Registration Statement under the Securities Act covering the resale of securities of the Issuer for the account of any other stockholder of the Issuer.
     In the case of an Underwritten Registration, Bowne will select the lead underwriter, any additional underwriters and any additional investment bankers and managers to be used in connection with the offering, subject to the Issuer’s reasonable approval.
     Without the consent of Bowne, no securities other than Registrable Securities may be included in a Demand Registration.
     (ii) If the Issuer proposes to register an underwritten public offering of Issuer Common Stock pursuant to an effective registration statement under the Securities Act, other than pursuant to a registration statement on Form S-4 or Form S-8 or any similar or successor form (a “Public Offering”) for its own account at any time, the Issuer must each such time give notice to Bowne at least fifteen (15) business days prior to the anticipated filing date of the registration statement relating to such registration, which notice must offer Bowne and its subsidiaries the opportunity to register such number of shares of Registrable Securities as Bowne may request on the same terms and conditions as the Issuer (a “Piggyback Registration”); provided, however, that Bowne may not request the registration of a greater number of shares of Issuer Common Stock than that for which it could then demand a registration in accordance with the limitation described in (i)(B) above. No Piggyback Registration will relieve the Issuer of its obligations to effect a Demand Registration to the extent required by the provisions of the Shareholder Agreement described in (i) above, provided, however, that any Shares sold in a Piggyback Registration will be applied against the limitation described in (i)(B) above. Bowne may withdraw any Piggyback Registration at any time without liability to the Issuer.
     (iii) The Issuer will file any reports required to be filed by it under the Securities Act and the Exchange Act and will take such further action as Bowne may reasonably request to the extent required from time to time to enable Bowne or its subsidiaries to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation adopted in the future by the SEC. Upon the request of Bowne, the Issuer will deliver to Bowne a written statement as to whether it has complied with such reporting requirements.
     Until the third anniversary of the Closing Date, any sale of Registrable Securities by Bowne, other than pursuant to an Underwritten Registration or a Piggyback Registration, must be in compliance with the volume limitations set forth in section (e) of Rule 144 under the Securities Act, regardless of whether such section then applies to Bowne, provided that for purposes of Rule 144(e) “one percent” will be deemed to be “two percent.”
     (iv) Any voluntary sale, transfer or other disposition (“Transfer”) of any of the Shares by Bowne or its subsidiaries, other than according to the terms of the Shareholder Agreement, is void and transfers no right, title, or interest in or to any of such Shares to the purported transferee, except that a Transfer by operation of law will not be restricted by the provisions described in the succeeding two paragraphs.
     If Bowne desires to Transfer any of the Shares, or any interest in such Shares, in any transaction other than a sale in a Public Offering, it must first deliver written notice of its desire to do so (a “Sale Notice”) to the Issuer, which Sale Notice must specify: (A) the name and address of the party to which Bowne proposes to sell or otherwise dispose of the Shares or an interest in the Shares, if known to Bowne, (B) the number of Shares that Bowne proposes to sell or otherwise dispose of (the “Offered Shares”) and (C) the price per share at which Bowne proposes to sell the Offered Shares (the “Offered Price”). The Issuer will then have the option to purchase all of the Offered Shares at the Offered Price. The Issuer must exercise such option, no later than three (3) business days after such Sale Notice is deemed to have been delivered to it pursuant to the Shareholder Agreement (the “Option Period”). If the Issuer does not exercise its option to purchase all of the Offered Shares within the Option Period, then the option of the Issuer to purchase the Offered Shares will terminate, and Bowne may sell the Offered Shares to a purchaser that is not affiliated with the Issuer at a price per share no lower than the Offered Price within ninety (90) days after expiration of the Option Period. If no such sale occurs within such ninety (90) day period, such Offered Shares may not be Transferred by Bowne without again complying with the requirements described in this paragraph.
     Notwithstanding the provisions described in the preceding paragraph, the Issuer will not have an option to purchase Shares from Bowne if the number of Shares being sold does not (A) exceed 4.9% of the outstanding Issuer Common Stock at the time of the sale (determined by reference to the most recently filed report under the Securities Act containing such information) or (B) result in the person to whom the Shares are being Transferred acquiring more than 4.9% of the outstanding Issuer Common Stock (determined by reference to the most recently filed report under the Securities Act containing such information). Sales of Shares in accordance with the provisions described in this paragraph are subject to the restriction on sales described in (v) below, and Bowne must provide prompt written notice of such sales to the Issuer and must use its best efforts, to the extent commercially reasonable, to include the identities of the purchasers to the extent that Bowne has knowledge of such purchasers’ identities.
     (v) In no event may Bowne or its subsidiaries knowingly Transfer any of the Shares to any person that is engaged in a business competitive with that of the Issuer.
     (vi) From the Closing Date until the third anniversary thereof, Bowne may not, and may not permit its subsidiaries to: (A) directly or indirectly acquire, announce its intention to acquire, make any proposal to acquire, agree or offer to acquire ownership of any shares of Issuer Common Stock, or any other securities convertible into, or any options, warrants or rights to acquire any shares of Issuer Common Stock or any assets of the Issuer (other than property acquired in the ordinary course of business) from the Issuer or any other person; (B) “solicit” or propose to “solicit” or participate in any “solicitation” of any, “proxy” (as such term is defined in Regulation 14A under the Exchange Act) from any holder of shares of Issuer Common Stock, become a “participant” in a “solicitation” in opposition to any matter that has been recommended by a majority of the members of the board of directors of the Issuer, propose or otherwise solicit stockholders of the Issuer for approval of any stockholder proposal or otherwise seek to influence or control the management or policies of the Issuer; (C) take any action to form, join in or in any way participate in any partnership, limited partnership or other “group” (as such term is defined under the Exchange Act) with respect to shares of Issuer Common Stock; or (D) assist or announce its intention to assist any other person in doing any of the foregoing.
     In addition, the Shares are subject to the provisions of the Merger Agreement, as further described in Item 2, and to the other provisions of the Shareholder Agreement, as further described in Item 4, which descriptions are incorporated for the purposes of this Item 6 by reference.
     References to and descriptions of the Merger Agreement, the Shareholder Agreement and the Voting Agreement in this Item 6 are qualified in their entirety by reference to the text of the Merger Agreement, the Shareholder Agreement and the Voting Agreement included as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, each of which is incorporated herein in its entirety by reference.
     Except as set forth in this statement, neither Bowne, nor to its knowledge, any of the persons named in Schedule A, has any contracts, agreements, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, contracts, agreements, arrangements, understandings or relationships concerning transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Agreement and Plan of Merger, entered into as of June 27, 2005, by and among Lionbridge Technologies, Inc., GGS Acquisition Corp., BGS Companies, Inc., Bowne & Co., Inc. and Bowne of New York City, LLC (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Bowne on June 28, 2005)

2	Shareholder Agreement, dated as of September 1, 2005, by and between Bowne & Co., Inc. and Lionbridge Technologies, Inc. (incorporated herein by reference to Exhibit 10.20 to the Form 8-K filed by Lionbridge on September 7, 2005)

3	Voting Agreement, dated as of September 1, 2005, between Bowne & Co., Inc. and Rory J. Cowan (incorporated herein by reference to Exhibit 2.3 to the Form 8-K/A filed by Bowne on September 8, 2005)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 8, 2005

Bowne & Co., Inc.

By:

Scott L. Spitzer Name: Scott L. Spitzer
Title: Senior Vice President, General Counsel
and Corporate Secretary

     SCHEDULE A
     Executive Officers and Directors of Bowne & Co., Inc.

Name and	Present Principal Occupation or	Business Address
Citizenship	Employment

Executive Officers of Bowne & Co., Inc.

Philip E. Kucera	Chairman and Chief Executive Officer	345 Hudson Street, New York, New York 10014.

David J. Shea	President and Chief Operating Officer	345 Hudson Street, New York, New York 10014.

C. Cody Colquitt	Senior Vice President and Chief Financial Officer	345 Hudson Street, New York, New York 10014.

Susan W. Cummiskey	Senior Vice President, Human Resources	345 Hudson Street, New York, New York 10014.

James E. Fagan, Jr.	Senior Vice President	345 Hudson Street, New York, New York 10014.

Scott L. Spitzer	Senior Vice President, General Counsel and Corporate Secretary	345 Hudson Street, New York, New York 10014.

Kenneth W. Swanson	Senior Vice President, Operations and Technology	345 Hudson Street, New York, New York 10014.

Richard Bambach, Jr.	Chief Accounting Officer, Vice President and Corporate Controller	345 Hudson Street, New York, New York 10014.

Outside Directors

Carl J. Crosetto	Managing Director of GSC Partners. Also a director of Day International Group, Inc. and Speedflex Asia Ltd. He was first elected to the Company’s Board of Directors in 2000 and is a Class II director. His term will expire in 2007.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Douglas B. Fox	Class II Director. Management Consultant and private investor. Chief Executive Officer of Renaissance Brands LLC and a director of Advanstar Communications Inc.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Gloria M. Portela	Class I Director. Attorney and	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Name and	Present Principal Occupation or	Business Address
Citizenship	Employment

mediator. Senior Counsel of Seyfarth Shaw. Vice-Chair of the Board of Directors of University of St. Thomas.

H. Marshall Schwartz	Class III Director. Chairman of Bowne & Co., Inc.’s Executive Committee. Also a director of U.S. Trust Company and the Atlantic Mutual Companies.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Wendell M. Smith	Class III Director. President of Polestar Ltd.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Lisa A. Stanley	Class II Director. Financial planning consultant. Also a Trustee and Vice President of Town Creek Foundation, Inc.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Vincent Tese	Class I Director. Cable television owner and operator. Also a director of Bear Stearns Companies, Inc., Custodial Trust Company, Cablevision, Inc., Lynch Interactive Corporation, National Wireless Holdings, Inc., and Mack-Cali Realty Corp.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Harry Wallaesa	Class I Director. Principal, The W Group.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.

Richard R. West	Class I Director. Consultant. Dean Emeritus, Stern School of Business, New York University. Also a trustee or director of Vornado Realty Trust, Vornado Operating Co., Alexander’s Inc., and several mutual funds advised by Merrill Lynch Investment Management or its affiliates.	c/o Bowne & Co., Inc. 345 Hudson Street, New York, New York 10014.